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                                                                      Exhibit 12

                      UNION PACIFIC RESOURCES GROUP INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                     (Amounts in Thousands, Except Ratios)
                                  (Unaudited)

                                               Six Months                          Years Ended December 31,
                                                  Ended       ----------------------------------------------------------------
                                                 6/30/98          1997         1996         1995         1994         1993
                                               ----------         ----         ----         ----         ----         ----
Earnings (loss) from continuing operations
   before income taxes(a).................     $ (5,949)       $466,434     $472,575     $457,979     $520,703     $440,077
Add (deduct) distributions greater (to
   extent less) than income of
   unconsolidated affiliates..............       (1,208)         (3,791)      (4,147)       2,263       (5,449)       1,323
Fixed charges from below..................      125,976          64,473       57,702       27,566       11,841       10,809
Capitalized interest included in fixed
   charges................................       (3,057)         (3,846)        (157)        (972)        (909)      (1,475)
                                               --------        --------     --------     --------     --------     --------
      Earnings available for fixed charges     $115,762        $523,270     $525,973     $486,836     $526,186     $450,734
                                               ========        ========     ========     ========     ========     ========

Fixed charges:
   Interest expense, including
      amortization of debt expense/
      discount(b).........................     $117,488        $ 53,108     $ 50,582     $ 19,143     $  4,612     $  3,143
   Portion of rentals representing an
      interest factor....................         5,431           7,519        6,963        7,451        6,320        6,191
   Interest capitalized..................         3,057           3,846          157          972          909        1,475
                                               --------        --------     --------     --------     --------     --------
      Total fixed charges................      $125,976        $ 64,473     $ 57,702     $ 27,566     $ 11,841     $ 10,809
                                               ========        ========     ========     ========     ========     ========

Ratio of earnings to fixed charges.......           0.9(c)          8.1          9.1         17.7         44.4         41.7
                                               ========        ========     ========     ========     ========     ========

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(a) Before cumulative effect of changes in accounting principles of $59,032 in
    1992.

(b) Beginning in 1995, interest expense includes the effects of debt incurred in October 1995 in connection with the Company's asset restructuring and initial public offering and debt incurred in October and November 1996 to refinance such initial debt (see Note 2 to the Consolidated Financial Statements).

(c) Due to lower earnings, primarily caused by lower hydrocarbon prices and higher fixed charges resulting from higher interest expense, earnings are deficient by $10,214 to cover fixed charges.